15047618

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-68810

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERCap Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Darby Road
(No. and Street)

Paoli (City) PA (State) 19301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary R. Purwin 914-523-3894
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave (Address) White Plains (City) NY (State) 10601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/12/15

OATH OR AFFIRMATION

I, Dale A. Pope, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MERCap Securites, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Megen Ann Reilly, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Nov. 21, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and
Report of Independent Registered Public Accounting Firm

MERCAP SECURITIES, LLC

DECEMBER 31, 2014

MERCAP SECURITIES, LLC

TABLE OF CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of MerCap Securities, LLC

We have audited the accompanying financial statements of MerCap Securities, LLC (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. MerCap Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of MerCap Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Management Statement Regarding Compliance with the Exemption Provision of SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of MerCap Securities, LLC's financial statements. The supplemental information is the responsibility of MerCap Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 23, 2015

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

MerCap Securities, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
Cash and cash equivalents	$	141,496
Receivables		84,194
Due from Parent		4,659
Prepaid expenses		33,723
Total assets	$	264,072
LIABILITIES AND CAPITAL		
Liabilities:		
Accounts payable and accrued expenses	$	83,731
Deferred reimbursements		88,083
Total liabilities		171,814
Members' capital		
Members' capital		92,258
Total liabilities and member's capital	$	264,072

The accompanying notes are an integral part of this statement.

MerCap Securities, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Commission revenue	$ 2,951,994
Fee income	98,917
Total revenues	3,050,911
Expenses:	
Commission expense	2,826,478
Compensation and related	186,765
Occupancy and equipment	114,799
Professional Fees	46,400
Regulatory fees	11,806
Travel and promotion	12,468
Office and other	14,406
Total expenses	3,213,122
Net loss	$ (162,211)

The accompanying notes are an integral part of this statement.

MerCap Securities, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance - beginning of year	$	23,970
Net loss		(162,211)
Member contributions		230,499
Member distributions		-
Balance - end of year	$	92,258

The accompanying notes are an integral part of this statement.

MerCap Securities, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net loss	$ (162,211)
Adjustments to reconcile net income to cash used in operating activities:	
Expenses paid by Parent	230,499
Changes in assets and liabiltiies	
Receivables	(27,605)
Due from Parent	(4,659)
Prepaid expenses	(33,723)
Accounts payable and accrued expenses	(31,170)
Deferred reimbursements	32,524
Net cash provided by operating activities	3,655
Cash and cash equivalents - beginning of the year	137,841
Cash and cash equivalents - end of the year	$ 141,496

Supplemental disclosure of non-cash financing activities,

Non-cash capital contributions for expenses paid by Parent on the Company's behalf	$ 230,499

The accompanying notes are an integral part of this statement.

MERCAP SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

Note 1 - Nature of Business

MERCap Securities, LLC (The "Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is substantially owned and managed by Merion Wealth Partners, LLC (Parent). The Company is engaged in the business of the distribution of mutual funds and variable life insurance and annuities and operates out its principal office in Paoli, PA.

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were available to be issued, and has determined that there are no material events that would require disclosure in the Company's financial statements.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Commission revenue and related commission expense are recorded on a trade date basis. Fee income, representing reimbursements for certain expenses by the Company's commission salesmen as well as monthly service fees, is recognized over the period earned. Reimbursements received, not yet expended, as well as excess reimbursements not yet recognized as revenue are shown as deferred reimbursements.

b) Income Taxes

The Company is a limited liability company, and has elected to be treated as a disregarded entity for income tax purposes. Its operating results are included with those of its Parent, and therefore, the Company itself is not subject to U.S. Federal or state income taxes.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2013.

c) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

d) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Note 3 - Related Party Transactions and Liquidity

The Company has an Expense Sharing Agreement (the "Agreement") with its Parent. The Agreement requires the Parent to provide certain services required by the Company to operate its business, including but not limited to employee compensation and benefits, office facilities and services, office equipment and technology. The Agreement also allows the Company to recognize these expenses as an additional equity contribution by the Parent to the Company or reimburse the Parent, at its discretion.

For the year ended December 31, 2014, the Parent has contributed $230,499 of expenses paid on behalf of the Company. These expenses have been recognized as equity contributions by the Parent to the Company. In accordance with the Agreement, such waived reimbursement shall no longer be subject to the Agreement and the Parent shall have no further right with respect to such payment or reimbursements, except as a contributor of equity capital to the Company. As of December 31, 2014 the Company has advanced $4,659 to the Parent.

The Company has incurred net losses since its inception and is dependent on its Parents' contribution of certain expenses in order to finance its operations. The Parent has obtained adequate support and believes that it will have adequate liquidity to finance its and the Company's operations until at least the end of its fiscal year (December 31, 2015).

Note 4 - Credit Risk

The Company maintains its cash balances with one financial institution which at times may exceed federally insured limits. The Company has not experienced any losses on these accounts.

Note 5 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2014, the Company had net capital of $43,983 which was $32,529 in excess of its required net capital of $11,454 and its percentage of aggregate indebtedness to net capital was 391%.

The Company operates under the provisions of Paragraph (k) (1) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

MerCap Securities, LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Members' equity			$ 92,258
Non allowable assets			
Non allowable portion of receivables		$ 9,893	
Due from Parent		4,659	
Prepaid expenses		33,723	48,275
Net capital			43,983
Less minimum net capital requirements			
Greater of 6 2/3% of aggregate indebtedness or $5,000			11,454
Excess net capital			$ 32,529
Capital ratio (maximum allowance 1500%)			
(*)Aggregate indebtedness	171,814	391%	
Divided by: Net capital	43,983 =		
(*)Aggregate indebtedness:			
Accounts payable and accrued expenses			$ 83,731
Deferred Reimbursements			88,083
			$ 171,814

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There are no material differences between this computation and the corresponding computatio prepared by the Company and included in its unaudited Part II A FOCUS Report as of December 31, 2014.

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
THE EXEMPTION PROVISION OF SEC RULE 15C3-3
(COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3)

MerCap Securities, LLC claims exemption from Rule 15c3-3 under paragraph (k)(1) of that rule

MerCap
SECURITIES, LLC
Member FINRA/SIPC

MerCap Securities, LLC's Exemption Report

MerCap Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the period June 1, 2014 through December 31, 2014, without exception.

MerCap Securities, LLC

I, Dale Pope, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ________________

Title: **President & CEO**

February 23, 2015

40 Darby Road, Paoli PA 19301 • (610) 616-3013 (O) • (610) 647-1244 (F)

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors and Members
of MerCap Securities, LLC

We have reviewed management's statements, included in the accompanying Mercap Securities, LLC Exemption Report, in which (1) MerCap Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MerCap Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) MerCap Securities, LLC stated that MerCap Securities, LLC met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014 without exception. MerCap Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MerCap Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 23, 2015

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of MerCap Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by MerCap Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating MerCap Securities, LLC's compliance with the applicable instructions of Form SIPC-7. MerCap Securities, LLC's management is responsible for MerCap Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 23, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*********1957********************MIXED AADC 220
068810 FINRA DEC
MERCAP SECURITIES LLC
ATTN: DALE POPE
40 DARBY RD
PAOLI PA 19301-1416

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
GARY R PARWZU
914 523 3894

2. A.	General Assessment (item 2e from page 2)		$ 247.10
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid		(0)
C.	Less prior overpayment applied		(60.64)
D.	Assessment balance due or (overpayment)		186.46
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 186.46
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 186.46	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MER CAP SECURITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 13 day of 2, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3 050 911

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 2 952 070

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 2 952 070

2d. SIPC Net Operating Revenues $ 98 841

2e. General Assessment @ .0025 $ 186.46

(to page 1, line 2.A.)